Table of Contents

As submitted confidentially to the Securities and Exchange Commission on November 30, 2020.

CNS Pharmaceuticals, Inc. has requested confidential treatment of this draft registration statement and associated correspondence pursuant to Rule 83 promulgated by the Securities and Exchange Commission. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CNS Pharmaceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	82-2318545
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 West Loop South, Suite 900

Houston, TX 77027

(800) 946-9185

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. John Climaco

Chief Executive Officer

2100 West Loop South, Suite 900

Houston, TX 77027

(800) 946-9185

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Cavas S. Pavri Schiff Hardin LLP 100 N. 18th, Suite 300 Philadelphia, PA 19103 Telephone: (202) 724-6847 Fax: (202) 778-6460

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $0.001 per share (2)
Underwriter’s warrant (3)
Common Stock underlying underwriter’s warrant (4)
Total

__________

(1) Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2) Includes shares of common stock which may be issued on exercise of a 45-day option granted to the underwriters to cover over-allotments, if any.

(3) No separate registration fee required pursuant to Rule 457(g) under the Securities Act.

(4) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(g) under the Securities Act. We have calculated the proposed maximum aggregate offering price of the common stock underlying the underwriter’s warrants by assuming that such warrants are exercisable at a price per share equal to % of the price per share sold in this offering.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion Dated November 30, 2020.

______ Shares

CNS Pharmaceuticals, Inc.

Common Stock

We are offering                       shares of common stock in this offering.

Our common stock is listed on the NASDAQ Capital Market, or Nasdaq, under the symbol “CNSP”. The last reported sale price of our common stock on Nasdaq on               , 2020 was $              per share.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and we have elected to comply with certain reduced public company reporting requirements.

An investment in our common stock involves significant risks. You should carefully consider the risk factors beginning on page 6 of this prospectus before you make your decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)(2)	$	$
Proceeds to us, before expenses.	$	$

(1)	Represents underwriting discount and commissions.
(2)	Does not include certain expenses of the underwriters. See “Underwriting” beginning on page 13 of this prospectus for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to                  additional shares from us at the public offering price, less the underwriting discount, for 45 days after the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $                     and the additional proceeds to us, before expenses, from the over-allotment option exercise will be $                     ..

Delivery of the shares of our common stock is expected to be made on or about                  , 2020.

__________________

The date of this prospectus is                        , 2020

[Insert underwriters]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

This prospectus contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this prospectus from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

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Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical consolidated financial statements and the notes thereto, each included elsewhere in this prospectus.

Overview

We are a clinical pharmaceutical company organized as a Nevada corporation in July 2017 to focus on the development of anti-cancer drug candidates for the treatment of brain and central nervous system tumors, based on intellectual property that we license under license agreements with HPI and The University of Texas M.D. Anderson Cancer Center and own pursuant to a collaboration and asset purchase agreement with Reata.

We believe our lead drug candidate, Berubicin, if approved by the FDA, may be a significant discovery in the treatment of glioblastoma. Glioblastoma are tumors that arise from astrocytes, which are star-shaped cells making up the supportive tissue of the brain. These tumors are usually highly malignant (cancerous) because the cells reproduce quickly, and they are supported by a large network of blood vessels. Berubicin is an anthracycline, which is a class of drugs that are among the most powerful chemotherapy drugs known. Based on limited clinical data, we believe Berubicin is the first anthracycline that appears to have crossed the blood brain barrier and target brain cancer cells. While our current focus is solely on the development of Berubicin, we are also in the process of attempting to secure intellectual property rights in additional compounds that may be developed into drugs to treat cancers.

Berubicin was discovered at MD Anderson by Dr. Waldemar Priebe, the founder of the Company. Through a series of transactions, Berubicin was initially licensed to Reata. Reata conducted a Phase I clinical trial on Berubicin but subsequently allowed their IND with the FDA to lapse for strategic reasons. This will require us to obtain a new IND for Berubicin before beginning further clinical trials.

We do not have manufacturing facilities and all manufacturing activities are contracted out to third parties. Additionally, we do not have a sales organization.

On November 21, 2017, we entered into a Collaboration and Asset Purchase Agreement with Reata (the “Reata Agreement”). Pursuant to the Reata Agreement we purchased all of Reata’s intellectual property and development data regarding Berubicin, including all trade secrets, knowhow, confidential information and other intellectual property rights, which we refer to as the Reata Data.

On December 28, 2017, we obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from HPI in an agreement we refer to as the HPI License. HPI is affiliated with Dr. Priebe, who controls a majority of our shares. Under the HPI License we obtained the exclusive right to develop certain chemical compounds for use in the treatment of cancer anywhere in the world. In the HPI License we agreed to pay HPI: (i) development fees of $750,000 over a three-year period beginning November 2019; (ii) a 2% royalty on net sales; (iii) a $50,000 per year license fee; (iv) milestone payments of $100,000 upon the commencement of a Phase II trial and $1.0 million upon the approval of an NDA for Berubicin; and (v) 200,000 shares of our common stock. The patents we licensed from HPI expired in March 2020.

On June 10, 2020, the FDA granted Orphan Drug Designation (“ODD”) for Berubicin for the treatment of malignant gliomas. ODD from the FDA is available for drugs targeting diseases with less than 200,000 cases per year. ODD may enable market exclusivity of 7 years from the date of approval of a New Drug Application (“NDA”) in the United States. During that period the FDA generally could not approve another product containing the same drug for the same designated indication. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active ingredient for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. The ODD now constitutes our primary intellectual property protections although the Company is exploring if there are other patents that could be filed related to Berubicin to extend additional protections.

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With the Reata Agreement and the HPI License, we believe we have obtained all rights and intellectual property necessary to develop Berubicin. As stated earlier, it is our plan to obtain additional intellectual property covering other compounds which, subject to the receipt of additional financing, may be developed into drugs for brain and other cancers.

On January 10, 2020, we entered into a Patent and Technology License Agreement (the “1244 Agreement”) with The Board of Regents of The University of Texas System, an agency of the State of Texas, on behalf of The University of Texas M. D. Anderson Cancer Center (“UTMDACC”). Pursuant to the 1244 Agreement, we obtained a royalty-bearing, worldwide, exclusive license to certain intellectual property rights, including patent rights, related to our WP1244 drug technology. In consideration, we must make payments to UTMDACC including an up-front license fee, annual maintenance fee, milestone payments and royalty payments (including minimum annual royalties) for sales of licensed products developed under the 1244 Agreement. The term of the 1244 Agreement expires on the last to occur of: (a) the expiration of all patents subject to the 1244 Agreement, or (b) fifteen years after execution; provided that UTMDACC has the right to terminate the 1244 Agreement in the event that we fail to meet certain commercial diligence milestones.

On March 20, 2020, we entered into a Development Agreement with WPD Pharmaceuticals (“WPD”) (the “Development Agreement”), a company founded by Dr. Priebe. Pursuant to the Development Agreement, WPD agreed to use its commercially reasonable efforts in good faith to develop and commercialize certain products that WPD had previously sublicensed, solely in the field of pharmaceutical drug products for the treatment of any viral infection in humans, with a goal of eventual approval of in certain territories consisting of: Poland, Estonia, Latvia, Lithuania, Belarus, Ukraine, Romania, Armenia, Azerbaijan, Georgia, Slovakia, Czech Republic, Hungary, Uzbekistan, Kazakhstan, Greece, Austria, Russia, Netherlands, Turkey, Belgium, Switzerland, Sweden, Portugal, Norway, Denmark, Ireland, Finland, Luxembourg, Iceland. Pursuant to the Development Agreement, we agreed to pay WPD the following payments: (i) an upfront payment of $225,000 to WPD (paid in April 2020); and (ii) within thirty days of the verified achievement of the Phase II Milestone, (such verification shall be conducted by an independent third party mutually acceptable to the parties hereto), we will make a payment of $775,000 to WPD. WPD agreed to pay us a development fee of 50% of the net sales for any products in the above territories; provided that Poland shall not be included as a territory after WPD receives marketing approval for a product in one-half of the countries included in the agreed upon territories or upon the payment by WPD to us of development fees of $1.0 million. The term of the Development Agreement will expire on the expiration of the sublicense pursuant to which WPD has originally sublicensed the products.

On May 7, 2020, pursuant to the WP1244 Portfolio license agreement described above, the Company entered into a Sponsored Research Agreement with UTMDACC to perform research relating to novel anticancer agents targeting CNS malignancies. The Company agreed to fund approximately $1,134,000 over a two-year period. The Company will pay and record $734,000 in 2020 related to this agreement in research and development expenses in the Company’s Statements of Operations. The remainder will be paid and recorded in 2021. The principal investigator for this agreement is Dr. Priebe. As of September 30, 2020, the Company has paid $334,000 in research and development expenses to UTMDACC.

On May 1, 2020, the Securities and Exchange Commission (“SEC”) announced a temporary suspension of trading in our securities due to statements made by us and others in press releases issued between March 23, 2020 and April 13, 2020 concerning our business, including the status of development of a drug candidate labeled WP1122, the status of testing WP1122's impact on COVID-19, and the ability to expedite regulatory approval of any such treatment. Pursuant to the suspension order, the trading halt was initiated at 9:30 a.m. EDT on May 4, 2020 and terminated at 11:59 p.m. EDT on May 15, 2020. Commencing May 18, 2020, the Nasdaq Stock Market placed a halt on the trading of our common stock pending the receipt of additional information. This halt was lifted on May 28, 2020. We believe in the accuracy and adequacy of our public disclosures, but can provide no assurances that we will not encounter future similar actions, which may adversely affect the holders of our common stock.

On September 15, 2020, we entered into a purchase agreement, and a registration rights agreement, with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park committed to purchase up to $15.0 million worth of our common stock. Under the terms and subject to the conditions of the purchase agreement, we have the right, but not the obligation, to sell to Lincoln Park, and Lincoln Park is obligated to purchase up to $15.0 million worth of shares of our common stock. Such sales of common stock, if any, will be subject to certain limitations, and may occur from time to time, at our sole discretion, over the 36-month period. As consideration for Lincoln Park’s irrevocable commitment to purchase our common stock upon the terms of and subject to satisfaction of the conditions set forth in the purchase agreement, upon execution of the purchase agreement, we issued 201,991 shares of common stock to Lincoln Park as commitment shares.

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Risks Relating to Our Business

As a preclinical stage pharmaceutical company, our business and ability to execute our business strategy are subject to a number of risks of which you should be aware before you decide to buy our securities. In particular, you should consider the following risks, which are discussed more fully in the section entitled “Risk Factors”:

•	we will require substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations;

•	we currently do not have regulatory approval for any drug candidates, in the United States or elsewhere, and although we plan to conduct clinical trials in the United States for Berubicin in the future, there is no assurance that we will be successful in our clinical trials or receive regulatory approval in a timely manner, or at all;

•	we currently do not carry product liability insurance covering any of our drug candidates and, although we intend to obtain product liability insurance for future clinical trial liability that we may incur, there can be no assurance that we will secure adequate coverage or that, even if we do so, any such coverage will be sufficient to prevent the exposure of our operations to significant potential liability in the future;

•	the three patents we have licensed from HPI expired in March 2020. Additionally, our products and technologies are complex and any patents we obtain in the future may not be sufficient to protect our products where a series of patents may be needed. Further, we may not have the necessary financial resources to enforce or defend our future patents or patent applications. In addition, any patent applications we may have made or may make relating to inventions for our actual or potential products and technologies may not result in patents being issued or may result in patents that provide insufficient or incomplete coverage for our inventions;

•	third parties may claim that the manufacture, use or sale of our technologies infringes their intellectual property rights. As with any litigation where such claims may be asserted, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in the patent office or the courts. If these are not resolved favorably, we may not be able to continue to develop and commercialize our drug candidates. Even if we were able to obtain rights to a third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors potential access to the same intellectual property. If we are found liable for infringement or are not able to have these patents declared invalid or unenforceable, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or technologies by patents of others. We may not have identified, or be able to identify in the future, U.S. or foreign patents that pose a risk of potential infringement claims;

•	Prior to our IPO, we completed related party transactions that were not conducted on an arm’s length basis. We acquired our license rights from HPI, and Dr. Waldemar Priebe, our founder and largest shareholder, controls HPI. Since this transaction was not conducted on an arm’s length basis, it is possible that the terms were less favorable to us than in an arm’s length transaction;

•	our chief medical officer and chief science officer are currently working for us on a part time basis. Our chief executive officer, chief medical officer and chief science officer, also provide services for other companies in our industry and such other positions may create conflicts of interest for such officers in the future;

•	we have never been profitable, have not generated significant revenue to date and we expect to incur significant additional losses to fund our clinical trials;

•	the pharmaceutical industry is subject to significant regulation and oversight in the U.S., in addition to approval of products for sale and marketing;

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•	our short-to-medium term prospects depend largely on our ability to develop and commercialize one drug candidate, Berubicin, and our ability to generate revenues in the future will depend heavily on the successful development and commercialization of Berubicin;

•	we may be subject to delays in our clinical trials, which could result in increased costs and delays or limit our ability to obtain regulatory approval for any drug candidates;

•	we have never commercialized any of our drug candidates, including Berubicin, and, even if approved, our drug candidates may not be accepted by healthcare providers or healthcare payors; and

•	we may be unable to maintain and protect our intellectual property assets, which could impair the advancement of our pipeline and commercial opportunities.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as the term is used in The Jumpstart Our Business Startups Act of 2012 (JOBS Act), and therefore, we may take advantage of certain exemptions from various public company reporting requirements, including:

•	a requirement to only have two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis;

•	exemption from the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure obligations regarding executive compensation; and

•	exemptions from the requirements of holding a nonbinding advisory stockholder vote on executive compensation and any golden parachute payments.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700.0 million in market value of our capital stock held by non-affiliates or issue more than $1.07 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available benefits of the JOBS Act. We have taken advantage of some of the reduced reporting requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Company Information

Our principal executive offices are located at 2100 West Loop South, Suite 900, Houston, TX 77027. Our website address is www.cnspharma.com. The information on or accessible through our website is not part of this prospectus.

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The Offering

Common stock we are offering	shares
Common stock outstanding immediately before this offering	shares
Common stock outstanding immediately after this offering	shares
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $                     million, or approximately $                million if the underwriters exercise their over-allotment option in full, at an assumed public offering price of $       per share, which is closing price of our common stock on             , 2020, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds from this offering primarily to fund development costs for Berubicin and for working capital. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Lock-up	We have agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of months following the closing of the offering of the shares. Our directors, executive officers, and majority shareholder have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for months following the closing of the offering of the shares. See “Underwriting” for more information.
Nasdaq listing symbol	“CNSP.”

The number of shares of common stock to be outstanding after this offering is based on 16,652,225 shares outstanding as of September 30, 2020, and does not give effect to:

•	3,986,630 shares of common stock underlying outstanding warrants at a weighted average exercise price of $3.99 per share;

•	2,200,736 shares of common stock underlying outstanding options with a weighted average exercise price of $2.00 per share, which options vest over a three to four-year period;

•	2,799,264 shares available for future issuance under the CNS Pharmaceuticals, Inc. 2020 Stock Plan;

•	shares underlying the warrant to be issued to the underwriter in this offering at an exercise price equal to the offering price set forth on the cover of this prospectus; and

Except as otherwise indicated, all information in this prospectus reflects and assumes no exercise by the underwriters of their overallotment option to purchase additional shares of common stock from us.

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Risk Factors

Investing in our common stock involves a high degree of risk. Before investing in our common stock, you should consider carefully the risks and uncertainties discussed under “Risk Factors” in our latest annual report on Form 10-K and subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, which are incorporated by reference herein in their entirety. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the consolidated financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to this Offering

Our executive officers, directors, major stockholder and their respective affiliates will continue to exercise significant control over us after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, the existing holdings of our executive officers, directors, major stockholders and their affiliates, will be, in the aggregate, approximately        % of our outstanding common stock. As a result, these stockholders will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets.

These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among one or more of these stockholders may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our Company; (2) impeding a merger, consolidation, takeover or other business combination involving our Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

We have broad discretion in how we use the proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our common stock to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering to fund development costs for Berubicin and for working capital. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

If our stock price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this prospectus, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

The public offering price is substantially higher than the net tangible book value of each outstanding share of our common stock. Purchasers of common stock in this offering will experience immediate and substantial dilution on a book value basis. The dilution per share in the net tangible book value per share of common stock will be $        per share, based on a public offering price of $        per share, which was the closing price of our common stock on             , 2020. If outstanding stock options and warrants to purchase shares of common stock are exercised, there would be further dilution. See “Dilution.”

Your ownership may be diluted if additional capital stock is issued to raise capital, to finance acquisitions or in connection with strategic transactions.

We intend to seek to raise additional funds, finance acquisitions or develop strategic relationships by issuing equity or convertible debt securities in addition to the shares issued in this offering, which would reduce the percentage ownership of our existing stockholders. Our board of directors has the authority, without action or vote of the stockholders, to issue all or any part of our authorized but unissued shares of common or preferred stock. Our articles of incorporation authorize us to issue up to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock. Future issuances of common or preferred stock would reduce your influence over matters on which stockholders vote and would be dilutive to earnings per share. In addition, any newly issued preferred stock could have rights, preferences and privileges senior to those of the common stock. Those rights, preferences and privileges could include, among other things, the establishment of dividends that must be paid prior to declaring or paying dividends or other distributions to holders of our common stock or providing for preferential liquidation rights. These rights, preferences and privileges could negatively affect the rights of holders of our common stock, and the right to convert such preferred stock into shares of our common stock at a rate or price that would have a dilutive effect on the outstanding shares of our common stock.

In May 2020, the SEC issued an order suspending the trading of our common stock and Nasdaq issued a trading halt in our common stock.

On May 1, 2020, the SEC, pursuant to Section 12(k) of the Exchange Act, ordered the temporary suspension of trading in our securities because of questions regarding the accuracy and adequacy of information in the marketplace about us and our securities. Pursuant to the suspension order, the suspension commenced at 9:30 a.m. EDT on May 4, 2020 and terminated at 11:59 p.m. EDT on May 15, 2020. On May 15, 2020, Nasdaq issued a trading halt in our common stock pending the receipt of requested information, which halt was released on May 28, 2020. We believe in the accuracy and adequacy of our public disclosures, but can provide no assurances that we will not encounter future similar actions, which may adversely affect the holders of our common stock.

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Cautionary Note Regarding Forward-Looking Statements

We make forward-looking statements in this prospectus, including in the documents incorporated by reference herein. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks and uncertainties described under “Risk Factors.”

While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this prospectus describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

Forward-looking statements include, but are not limited to, statements about:

•	our ability to obtain additional funding to develop our product candidates;

•	the need to obtain regulatory approval of our product candidates;

•	the success of our clinical trials through all phases of clinical development;

•	compliance with obligations under intellectual property licenses with third parties;

•	any delays in regulatory review and approval of product candidates in clinical development;

•	our ability to commercialize our product candidates;

•	market acceptance of our product candidates;

•	competition from existing products or new products that may emerge;

•	potential product liability claims;

•	our dependency on third-party manufacturers to supply or manufacture our products;

•	our ability to establish or maintain collaborations, licensing or other arrangements;

•	our ability and third parties’ abilities to protect intellectual property rights;

•	our ability to adequately support future growth; and

•	our ability to attract and retain key personnel to manage our business effectively.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

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Use of Proceeds

We estimate that we will receive net proceeds from the sale of common stock of approximately $              million (or approximately $               million if the underwriters’ option to purchase additional common stock from us is exercised in full), based upon an assumed public offering price of $         per share, which was the closing price of our common stock on            , 2020, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for (i) our Phase 2 trial for Berubicin; (ii) other research and development; and (iii) working capital.

If we complete this offering, we estimate that we will require additional financing of approximately $             million to complete the Phase 2 trial plus such additional working capital to fund our operations during the pendency of the trial. The timing and costs of clinical trials are difficult to predict and as such the foregoing estimates may prove to be inaccurate. We have no commitments for such additional needed financing, and will likely be required to raise such financing through the sale of additional equity securities, which may occur at prices lower than the offering price of our common stock in this offering.

We believe the net proceeds of this offering, together with our cash and cash equivalents, will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering. Accordingly, our management will have broad discretion in the application of these proceeds. Net offering proceeds not immediately applied to the uses summarized above will be invested in short-term investments such as money market funds, commercial paper, U.S. treasury bills and similar securities investments pending their use.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

Dilution

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of September 30, 2020, our net tangible book value was $2.5 million, or $0.15 per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of common stock after the offering. After giving effect to the sale of shares of common stock in this offering at an assumed offering price of $        per share, which was the closing price of our common stock on             , 2020, and after deducting underwriting commissions and estimated offering expenses payable by us, but without adjusting for any other change in our pro forma net tangible book value subsequent to September 30, 2020, our pro forma net tangible book value would have been $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and immediate dilution of $          per share to new investors purchasing shares at the proposed public offering price. The following table illustrates the dilution in pro forma net tangible book value per share to new investors as of September 30, 2020:

Assumed public offering price per share	$
Pro forma net tangible book value per share at September 30, 2020	$
Increase in pro forma net tangible book value per share to the existing stockholders attributable to this offering	$
Adjusted pro forma net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new investors	$

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Description of Capital Stock

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to the CNS Pharmaceuticals, Inc. articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Nevada Revised Statutes.

Our amended and restated articles of incorporation authorize us to issue up to 75,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of September 30, 2020, we have 16,652,225 shares of common stock outstanding.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

Voting

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Any action at a meeting at which a quorum is present will be decided by a majority of the voting power present in person or represented by proxy, except in the case of any election of directors, which will be decided by a plurality of votes cast. There is no cumulative voting.

Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for payment, subject to the rights of holders, if any, of any class of stock having preference over the common stock. Any decision to pay dividends on our common stock will be at the discretion of our board of directors. Our board of directors may or may not determine to declare dividends in the future. See “Dividend Policy.” The board’s determination to issue dividends will depend upon our profitability and financial condition any contractual restrictions, restrictions imposed by applicable law and the SEC, and other factors that our board of directors deems relevant.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock will be entitled to share ratably on the basis of the number of shares held in any of the assets available for distribution after we have paid in full, or provided for payment of, all of our debts and after the holders of all outstanding series of any class of stock have preference over the common stock, if any, have received their liquidation preferences in full.

Other

Our issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of our common stock are not entitled to preemptive rights. Shares of our common stock are not convertible into shares of any other class of capital stock, nor are they subject to any redemption or sinking fund provisions.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our articles of incorporation authorizes the board to issue these shares in one or more series, to determine the designations and the powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

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Convertible Notes and Warrants

In August and September 2017, we issued an aggregate of $86,825 in principal amount of convertible notes (the “2017 Notes”), at conversion prices ranging from $0.001 to $0.045 per share. The note holders also collectively received in the aggregate warrants to purchase 1,206,059 shares of our common stock at an exercise price of $11.00 per share. On December 31, 2018, the Company amended the 2017 convertible notes to allow the notes to be converted prior to the Company’s IPO at the holder’s option. Certain debtholders then exercised their right to convert the outstanding principal and accrued interest of their outstanding notes on December 31, 2018. A total of $38,670 of outstanding principal and $3,128 of accrued interest was converted into 2,158,500 shares of common stock. Additionally, certain note holders entered into settlement agreements to extinguish their remaining principal balance of $48,155 and remaining accrued interest of $8,434 in exchange for 2,454,071 warrants to purchase common stock at an exercise price of $0.70 per share for a term of five years. The December 31, 2018 amendment, conversion and settlement was accounted for as an extinguishment and a loss on extinguishment of $6,286,841 was recognized. As of December 31, 2018, none of the 2017 Notes remained outstanding.

Articles of Incorporation and Bylaw Provisions

Our articles of incorporation and bylaws include a number of anti-takeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Advance Notice Requirements. Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our corporate Secretary. Generally, to be timely, notice must be received at our principal executive offices not fewer than 120 calendar days prior to the first anniversary date on which our notice of meeting and related proxy statement were mailed to stockholders in connection with the previous year’s annual meeting of stockholders. The notice must contain the information required by the bylaws, including information regarding the proposal and the proponent.

Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called at any time by only the Chairman of the Board, the Chief Executive Officer, the President or the board of directors, or in their absence or disability, by any vice president.

No Written Consent of Stockholders. Our articles of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders.

Amendment of Bylaws. Our stockholders may amend any provisions of our bylaws by obtaining the affirmative vote of the holders of a majority of each class of issued and outstanding shares of our voting securities, at a meeting called for the purpose of amending and/or restating our bylaws.

Preferred Stock. Our articles of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. See “Preferred Stock” above.

Nevada Takeover Statute

The Nevada Revised Statutes contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. These laws will apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide that a person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply. These laws may have a chilling effect on certain transactions if our amended and restated articles of incorporation or amended and restated bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

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Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) provide that specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” of the corporation are prohibited for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and 60% of the corporation’s voting power not beneficially owned by the interested stockholder, its affiliates and associates. Furthermore, in the absence of prior approval certain restrictions may apply even after such two-year period. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder”. These laws generally apply to Nevada corporations with 200 or more stockholders of record. However, a Nevada corporation may elect in its articles of incorporation not to be governed by these particular laws, but if such election is not made in the corporation’s original articles of incorporation, the amendment (1) must be approved by the affirmative vote of the holders of stock representing a majority of the outstanding voting power of the corporation not beneficially owned by interested stockholders or their affiliates and associates, and (2) is not effective until 18 months after the vote approving the amendment and does not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment. We have not made such an election in our original articles of incorporation or in our amended and restated articles of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

Our articles of incorporation and bylaws limit the liability of our officers and directors and provide that we will indemnify our officers and directors, in each case, to the fullest extent permitted by the Nevada Revised Statutes.

Listing

Our common stock is listed on the Nasdaq Capital Market under the symbol “CNSP”.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer and Trust.

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UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with                                    as representative for the underwriters in this offering. Each underwriter named below has severally agreed to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the public offering price, less the underwriting discount set forth on the cover page of this prospectus.

Underwriter	Number of shares of common stock

Total:

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option, if any shares of common stock are purchased. The underwriters are offering the shares when, as and if issued to and accepted by them, subject to a number of conditions. These conditions include, among other things, the requirements that no stop order suspending the effectiveness of the registration statement be in effect and that no proceedings for this purpose have been initiated or threatened by the SEC.

The representative of the underwriters has advised us that the underwriters propose to offer our shares to the public at the offering price set forth on the cover page of this prospectus and to selected dealers at that price less a concession of not more than $        per share. The underwriters and selected dealers may re-allow a concession to other dealers, including the underwriters, of not more than $        per share. After completion of the public offering of the common shares, the offering price, the concessions to selected dealers and the reallowance to their dealers may be changed by the underwriters.

We have been advised by the representative of the underwriters that the underwriters intend to make a market in our securities but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with the offering, the underwriters or certain of the securities dealers may distribute prospectuses electronically.

Over-allotment Option

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional                   shares of common stock on the same terms as the other shares being purchased by the underwriters from us, underwriting discounts and commissions to cover over-allotments, if any. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

Underwriters’ Compensation

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority, Inc. (“FINRA”), to be underwriting compensation under its rule of fair price.

Discount

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the shares of common stock to the underwriters at the offering price of $        per share, which represents the public offering price of our shares set forth on the cover page of this prospectus less a             % underwriting discount.

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The following table shows the per share price and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Per Share of Common Stock	Total without Exercise of Over-allotment option	Total with Exercise of Over-allotment option
Public offering price	$	$	$
Underwriting discount (1)	$	$	$
Net proceeds to us	$	$	$

(1)	Represents an underwriting discount of % of public offering price.

Expense

We have agreed to pay a non-accountable expense allowance to the underwriters equal to 1% of the gross proceeds received in this offering.

We have also agreed to pay or reimburse the underwriters for certain of the underwriters’ out-of-pocket expenses relating to the offering in an amount not to exceed $       . We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       . All fees already paid shall be reimbursable to us to the extent not actually incurred. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Warrants

Upon the closing of this offering, we have agreed to sell to the underwriters a warrant to purchase up to            % of the number of common shares sold to in this offering. The warrant will be exercisable at an exercise price equal to            % of the public offering price per share sold pursuant to this offering, subject to standard anti-dilution adjustments for share splits and similar transactions. The warrant will be exercisable beginning on the date that is 180 days from the commencement of sales in this offering, and from time to time thereafter, in whole or in part, during the period ending five years from the commencement of sales in this offering. The warrant is also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Except as permitted by Rule 5110(e)(1), the underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge, or hypothecate the warrants or the securities underlying the warrants, nor will any, of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of sales under this prospectus. We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders.

Lock-up Agreements

We have agreed with the underwriters that we will not, without the prior consent of the representative of the underwriters, directly or indirectly sell, offer, contract or grant any option to sell, pledge, transfer, or otherwise dispose of or enter into any transaction which may result in the disposition of any shares of common stock or securities convertible into, exchangeable or exercisable for any shares of common stock (excluding the exercise of certain warrants and or options currently outstanding and exercisable) for a period of            months after the date of this prospectus.

Our executive officers, directors, our majority stockholder, Dr. Priebe (and his affiliated entities) have agreed not to offer, sell, dispose of or hedge any shares of our common stock, subject to specified limited exceptions, for months after the date of this offering.

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Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Stabilization

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our shares of common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our shares. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price per share the underwriters may bid for, and purchase, shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of share available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriters sell more than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares in market making transactions, including “passive” market making transactions as described below.

The foregoing transactions may stabilize or maintain the market price of our shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in common shares on the Nasdaq Capital Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act of 1934. Rule 103 generally provides that:

●	a passive market maker may not effect transactions or display bids for our shares and or warrants in excess of the highest independent bid price by persons who are not passive market makers; net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our shares during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and
●	passive market taking bids must be identified as such.

Passive market making may stabilize or maintain the market price of our shares at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of common shares offered.

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Listing

Our shares are listed on The Nasdaq Capital Market under the symbol “CNSP.”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships

The underwriters have informed us that they do not expect to confirm sales of our shares offered by this prospectus to any accounts over which they exercise discretionary authority. Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They may in the future receive customary fees and commissions for these transactions. In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Schiff Hardin LLP, Washington, DC. Certain legal matters in connection with this offering will be passed upon for the underwriters by                           .

EXPERTS

The financial statements as of December 31, 2019 and 2018 incorporated by reference in this prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 12, 2020;
•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2020, filed with the SEC filed with the SEC on May 15, 2020; June 30, 2020, filed with the SEC filed with the SEC on August 10, 2020; and September 30, 2020, filed with the SEC filed with the SEC on November 12, 2020;
•	our Current Reports on Form 8-K filed with the SEC on January 16, 2020 (the second Form 8-K filed on such date); March 26, 2020; May 27, 2020; May 28, 2020; June 9, 2020; June 11, 2020; September 4, 2020; September 21, 2020; in each case to the extent the information in such reports is filed and not furnished;
•	our Definitive Proxy Statement on Schedule 14A filed on April 24, 2020; and
•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on November 5, 2019, including any amendments or reports filed for the purposes of updating this description.

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Additionally, all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to effectiveness of the registration statement, and (ii) the date of this prospectus and before the termination or completion of any offering hereunder, shall be deemed to be incorporated by reference into this prospectus from the respective dates of filing of such documents, except that we do not incorporate any document or portion of a document that is “furnished” to the SEC, but not deemed “filed.”

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to CNS Pharmaceuticals, Inc., Attn: Corporate Secretary, 2100 West Loop South, Suite 900, Houston, TX 77027.

You also may access these filings on our website at www.cnspharma.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the shares of common stock being offered by this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement and the exhibits. For further information about us and the common stock offered by this prospectus, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may read and copy any document that we file at the SEC’s public reference room located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

We are subject to the reporting and information requirements of the Exchange Act and, as a result, we file periodic and current reports, proxy statements and other information with the SEC. We make our periodic reports and other information filed with or furnished to the SEC, available, free of charge, through our website as soon as reasonably practicable after those reports and other information are filed with or furnished to the SEC. Additionally, these periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above.

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                  Shares

CNS Pharmaceuticals, Inc.

Common Stock

PROSPECTUS

________________

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of CNS Pharmaceuticals, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc. filing fee.

The following expenses will be borne solely by the Registrant.

Amount to be Paid
SEC Registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer Agent’s fees
Miscellaneous fees and expenses
Total

Item 14. Indemnification of Directors and Officers.

Section 78.138 of the Nevada Revised Statute provides that a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that (1) his act or failure to act constituted a breach of his fiduciary duties as a director or officer and (2) his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of our company will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director’s or officer’s fiduciary duty and does not eliminate or limit the right of our company or any stockholder to obtain an injunction or any other type of non-monetary relief in the event of a breach of fiduciary duty.

The Registrant’s Articles of Incorporation, as amended, and amended and restated bylaws provide for indemnification of directors, officers, employees or agents of the Registrant to the fullest extent permitted by Nevada law (as amended from time to time). Section 78.7502 of the Nevada Revised Statute provides that such indemnification may only be provided if the person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to behave his conduct was unlawful.

Item 15. Recent Sales of Unregistered Securities.

Except as set forth below, in the three years preceding the filing of this Registration Statement, the Registrant has not issued any securities that were not registered under the Securities Act:

Upon the formation of CNS Pharmaceuticals, Inc., for services rendered the Registrant issued 8,829,000 shares of common stock to entities controlled by the Registrant’s founder, Dr. Waldemar Priebe.

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In July 2017, the Registrant entered into a consulting agreement with an entity controlled by Matthew Lourie pursuant to which Mr. Lourie agreed to serve as the Registrant’s Chief Financial Officer. In connection with the consulting agreement, the Registrant agreed that Mr. Lourie would purchase 15,000 shares of common stock at a purchase price of $0.001 per share; provided that if Mr. Lourie terminates his services with the Registrant, the Registrant has certain repurchase rights. In November 2017, the Registrant issued an additional 15,000 shares of common stock to Mr. Lourie for services. These shares are subject to same buyback provision as discussed above.

In September 2017, in connection with John Climaco’s employment agreement, the Registrant agreed that Mr. Climaco would purchase 900,000 shares of common stock at a purchase price of $0.001 per share; provided that if Mr. Climaco’s employment with the Registrant is terminated the Registrant has certain repurchase rights.

In August 2017, the Registrant issued 10% convertible notes in an aggregate of $975 in principal amount of convertible notes. The note holders also received in the aggregate warrants to purchase 289,575 shares of common stock at an exercise price of $11.00 per share. In August 2017, the Registrant also issued 10% convertible notes in an aggregate of $23,450 in principal amount of convertible notes. The note holders also received in the aggregate warrants to purchase 504,644 shares of common stock at an exercise price of $11.00 per share. In September 2017, the Registrant issued 10% convertible notes in an aggregate of $62,400 in principal amount of convertible notes. The note holders also received in the aggregate warrants to purchase 411,840 shares of our common stock at an exercise price of $11.00 per share. On December 31, 2018, the Company amended the 2017 convertible notes to allow the notes to be converted prior to the Company’s IPO at the holder’s option. Certain debtholders then exercised their right to convert the outstanding principal and accrued interest of their outstanding notes on December 31, 2018. A total of $38,670 of outstanding principal and $3,128 of accrued interest was converted into 2,158,500 shares of common stock. Additionally, certain note holders entered into settlement agreements to extinguish their remaining principal balance of $48,155 and remaining accrued interest of $8,434 in exchange for 2,454,071 warrants to purchase common stock at an exercise price of $0.70 per share for a term of five years.

In December 2017, the Registrant obtained the rights to a worldwide, exclusive royalty-bearing, license to the chemical compound commonly known as Berubicin from Houston Pharmaceuticals, Inc. In license agreement, the Registrant agreed to issued Houston Pharmaceuticals, Inc. 200,000 shares of common stock.

Between December 2017 and March 2018, the Registrant sold 327,004 shares of common stock at $1.50 per share in a private placement.

In March 2018, the Registrant commenced an offering pursuant to Regulation CF of the Securities Act pursuant to which it offered units of SAFE securities. The offering was terminated on June 11, 2018 and the Registrant issued $628,558 of SAFE securities to investors and $12,571 of SAFE securities as commission fee to a vendor. Pursuant to the terms of the SAFE securities, if the Registrant completes this offering and becomes listed on the Nasdaq Stock Market, the purchaser of the SAFE security will automatically receive a number of shares of common stock equal to the purchase amount divided by the product of (a) 84% multiplied by (b) the public offering price per share in this offering.

On June 15, 2018, the Registrant entered into an agreement to issue 10% convertible notes in an aggregate of $300,000 in principal amount of convertible notes, which principal and accrued interest will automatically convert into shares of common stock upon the closing of this offering at a conversion rate of $1.50 per share.

In June and July 2019, the Registrant sold 817,500 shares of common stock at $2.00 per share in a private placement.

On September 15, 2020, the Registrant entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC, or Lincoln Park, which provides that, upon the terms and subject to the conditions and limitations set forth in the agreement, Lincoln Park is committed to purchase up to an aggregate of $15.0 million shares of the Registrant’s common stock over the 36-month term of the agreement. The Registrant issued 201,991 shares of its common stock to Lincoln Park in consideration for entering into the agreement.

All of the securities above were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, other than the SAFE securities which were issued pursuant to Regulation CF of the Securities Act.

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Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit Number	Description
1.1 *	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation of CNS Pharmaceuticals, Inc. (filed as exhibit 3.1 to the Company’s Form 10-Q filed May 15, 2020)
3.2	Amended and Restated Bylaws of CNS Pharmaceuticals, Inc. (filed as exhibit 2.2 to the Company’s Form 1-A file no. 024-10855)
4.1	Form of convertible promissory note issued to debt holders (filed as exhibit 3.1 to the Company’s Form 1-A file no. 024-10855)
4.2	Form of warrant issued to convertible debt holders (filed as exhibit 3.2 to the Company’s Form 1-A file no. 024-10855)
4.3	Form of Underwriter Warrant (filed as exhibit 3.4 to the Company’s Form 1-A Amendment file no. 024-10855)
5.1 *	Opinion of Schiff Hardin LLP
10.1	Amended And Restated Patent License Agreement effective as of December 28, 2017 between CNS Pharmaceuticals, Inc. and Houston Pharmaceuticals, Inc. (filed as exhibit 6.1 to the Company’s Form 1-A file no. 024-10855)
10.2	Collaboration and Asset Purchase Agreement between CNS Pharmaceuticals, Inc. and Reata Pharmaceuticals, Inc. dated November 21, 2017 (filed as exhibit 6.2 to the Company’s Form 1-A file no. 024-10855)
10.3 **	2017 Stock Plan of CNS Pharmaceuticals, Inc. (filed as exhibit 6.3 to the Company’s Form 1-A file no. 024-10855)
10.4 **	Employment Agreement between CNS Pharmaceuticals, Inc. and John M. Climaco dated September 1, 2017 (filed as exhibit 6.4 to the Company’s Form 1-A file no. 024-10855)
10.5 **	Consulting Agreement between CNS Pharmaceuticals, Inc. and Fresh Notion Financial Services dated July 27, 2017 (filed as exhibit 6.5 to the Company’s Form 1-A file no. 024-10855)
10.6	Sublicense Agreement between CNS Pharmaceuticals, Inc. and WPD Pharmaceuticals, Inc. dated August 30, 2018 (filed as exhibit 6.6 to the Company’s Form 1-A Amendment file no. 024-10855)
10.7	Sublicense Agreement between CNS Pharmaceuticals, Inc. and Animal Life Sciences, LLC. dated August 31, 2018 (filed as exhibit 6.7 to the Company’s Form 1-A Amendment file no. 024-10855)
10.8 **	Employment Letter between CNS Pharmaceuticals, Inc. and Donald Picker (filed as exhibit 10.8 to the Company’s Form S-1/A Amendment file no. 333-232443)
10.9 **	Employment Letter between CNS Pharmaceuticals, Inc. and Sandra Silberman (filed as exhibit 10.9 to the Company’s Form S-1/A Amendment file no. 333-232443)
10.10 **	Employment Agreement between CNS Pharmaceuticals, Inc. and Christopher Downs dated September 14, 2019 (filed as exhibit 10.10 to the Company’s Form S-1/A Amendment file no. 333-232443)
10.11 +	Patent and Technology License Agreement with The Board of Regents of The University of Texas System, an agency of the State of Texas, on behalf of The University of Texas M. D. Anderson Cancer Center, dated January 10, 2020 (filed as exhibit 10.11 to the Company’s Form 10-K filed March 12, 2020)
10.12	Development Agreement between CNS Pharmaceuticals, Inc. and WPD Pharmaceuticals dated March 20, 2020 (filed as exhibit 10.1 to the Company’s Form 8-K filed March 26, 2020)
10.13**	2020 Stock Plan of CNS Pharmaceuticals, Inc. (filed as exhibit 99.2 to the Company’s Form S-8, file no. 333-239998, filed on July 22, 2020
10.14**	Amendment to Employment Agreement between CNS Pharmaceuticals, Inc. and John Climaco dated September 1, 2020 (filed as exhibit 99.1 to the Company’s Form 8-K filed September 4, 2020)
10.15	Purchase Agreement, dated as of September 15, 2020, by and between the Company and Lincoln Park Capital Fund, LLC (filed as exhibit 10.1 to the Company’s Form 8-K filed September 21, 2020)
10.16	Registration Rights Agreement, dated as of September 15, 2020, by and between the Company and Lincoln Park Capital Fund, LLC (filed as exhibit 10.2 to the Company’s Form 8-K filed September 21, 2020)
23.1 *	Consent of MaloneBailey LLP
23.2 *	Consent of Schiff Hardin LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*        To be filed by amendment.

**       Management contract or compensatory plan, contract or arrangement.

+ Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the SEC, certain portions of this exhibit have been redacted. The Company hereby agrees to furnish supplementally to the SEC, upon its request, an unredacted copy of this exhibit.

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(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17. Undertakings

The undersigned hereby undertakes:

(a) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, Texas, on _______, 2020.

CNS PHARMACEUTICALS, INC. (Registrant)

By:
John Climaco Director and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John Climaco and Christopher Downs, and each and either of them, his or her true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

______, 2020
John Climaco	President, Chief Executive Officer and Director (Principal Executive Officer)

Christopher Downs	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	______, 2020

Jerzy (George) Gumulka	Director	______, 2020

Carl Evans	Director	______, 2020

Jeffry Keyes	Director	______, 2020

Andrzej Andraczke	Director

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